03 MAY -1 AM 7:21

unaxis
making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



03022255

Tel. Nr. Filing desk 202 942 80 50

Date April 29, 2003
Contact Jasmin Lioliou
E-mail jasmin.lioliou@unaxis.com
Directphone ++41 58 360 96 04
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

Jasmin Lioliou
Corporate Communications

Enclosures

- **Media Release: April 29, 2003: 1st Quarter 2003**
- **Media Release: April 14, 2003: Disclosure of Shareholdings**

dlw 6/4

Unaxis Management Inc. Phone ++41 58 360 96 96
Churerstrasse 120 Fax ++41 58 360 91 96

Rule 12g3-2(b) File No. 82-5190



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Media Information

1st Quarter 2003:

Orders received up on both the previous quarter and on last year

Pfäffikon, April 29 2003 – On a comparable basis[1], orders received by Unaxis in the 1st quarter of 2003 rose 7 percent on the previous quarter to CHF 374 million (Q4 2002: CHF 349 million). Compared to the previous year, that is a 33 percent increase in orders received (Q1 2002: CHF 281 million). Seasonal factors caused a 4 percent decrease in sales relative to the previous quarter, to CHF 366 million (Q4 2002: CHF 382 million), although this figure is 25 percent up on the 1st quarter of the previous year (Q1 2002: CHF 292 million). Orders received by the Information Technology segment in particular rose on the previous quarter, thanks to gains at Data Storage. Business development in the Surface Technology and Components and Special Systems Segments ran slightly above the level of the previous year.

Information Technology Segment

The Information Technology segment[1] increased orders received in the 1st quarter of 2003 by 21 percent relative to the 4th quarter of 2002, from CHF 156 million to CHF 188 million. Compared with last year, that is a clear 66 percent rise in orders received (Q1 2002: CHF 113 million). Sales of CHF 171 million were 12 percent down on the previous quarter (Q4 2002: CHF 194 million), but 64 percent up on the 1st quarter of 2002 (Q1 2002: CHF 104 million). Despite continuing market weakness, there was positive development relative to the previous quarter at both semiconductor divisions, Semiconductors Front End and Semiconductors Back End (ESEC). At Displays, pending investment decisions by customers meant that orders could not be closed. Customers for production equipment used by the semiconductor industry remain cautious about investment decisions and it is still too early to talk of a sustained recovery. Positive development in the Information Technology segment was largely

[1] On a comparable basis, i.e. excluding the activities of the Materials division divested in 2002.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

driven by the Data Storage division, which achieved very good orders received as a consequence of rising demand for coating equipment and production lines for writable storage media. The Optics division again saw successful business development in the first quarter.

Surface Technology Segment

The Surface Technology Segment achieved sales of CHF 78 million in the 1st quarter of 2003, which corresponds both to a 4 percent decrease on the previous quarter (Q4 2002: CHF 81 million) and a 5 percent increase on the previous year (Q1 2002: CHF 74 million). European economic weakness put a drag on business development. On the other hand, business in new markets and with new coating applications showed pleasing development.

Components and Special Systems Segment

Orders received by the Components and Special Systems Segment in the 1st quarter of 2003 were worth CHF 106 million, 5 percent below the level of the previous quarter (Q4 2002: CHF 112 million) but 12 percent above the figure for last year's comparison quarter (Q1 2002: CHF 95 million). Positive development at Leybold Vacuum could not altogether compensate postponed orders at Contraves Space. All the same, sales for the 1st quarter of 2003 rose by 7 percent on the previous quarter, from CHF 108 million to CHF 115 million.

Outlook for 2003

Positive development at Data Storage notwithstanding, from today's standpoint Unaxis takes the view that demand by the Information Technology segment, in particular for production equipment used in the semiconductor industry, will not pick up before the second half of 2003. Subject to general economic development, further improvements can be expected in the Surface Technology and Components and Special Systems segments. The innovative power of Unaxis, combined with the measures that are underway to increase operating efficiency, will exert a positive influence on business developments at the company. Given those circumstances, Unaxis expects to return to a profitable level of operating earnings in the 2003 financial year.

 Appendix: Key figures tables

The information contained in this press release is believed to be correct at the time of publication. Unforeseeable risks and influences may lead to discrepancies with statements portrayed here.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech enterprise

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services to select growth markets of the information technology industry, as well as for use in demanding industrial applications. The commercial activities of Unaxis are conducted via its three business segments: Information Technology (semiconductors, flat-panel displays, data storage devices and optical components), Surface Technology (coating of tools and components) and Components and Special Systems (vacuum technology and aerospace engineering). Unaxis employs approximately 6,500 individuals and, in the 2002 financial year, recorded total sales of CHF 1,426 million on a comparable basis. The company, which is headquartered in Pfäffikon/SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in a total of 25 countries.

Quarterly development on a comparable basis – Unaxis Corporation

in CHF million	2003	2002				
	Q1	Q4 YTD	Q4	Q3	Q2	Q1
Total Unaxis on a comparable basis[2]						
Orders received	**374**	1,428	349	322	476	281
Sales	**366**	1,426	382	373	379	292
	03/31/2003	12/31/2002				
Orders on hand	**417**	406				
Total Divestments[3]						
Orders received	**0**	66	7	6	23	30
Sales	**0**	63	7	8	24	25
	03/31/2003	12/31/2002				
Orders on hand		3				
Total Unaxis Corporation						
Orders received	**374**	1,494	356	328	499	311
Sales	**366**	1,490	389	381	403	317
	03/31/2003	12/31/2002				
Orders on hand	**417**	409				

[2] Excluding figures for divested businesses – here, the Materials Divison activities sold in 2002 – so as to reveal actual performance of the remaining activities.

[3] Materials activities divested in 2002.

Quarterly development on a comparable basis per division

Information Technology Segment[4]

in CHF million	2003	2002				
	Q1	Q4 YTD	Q4	Q3	Q2	Q1
Orders received						
Semiconductors Back End (ESEC)	**42**	157	33	30	62	32
Semiconductors Front End	**43**	158	25	47	51	35
Displays	**2**	91	26	8	55	2
Data Storage	**74**	184	49	31	80	23
Optics	**28**	95	23	27	24	21
Total	**188**	684	156	143	272	113

in CHF million	2003	2002				
	Q1	Q4 YTD	Q4	Q3	Q2	Q1
Sales						
Semiconductors Back End (ESEC)	**41**	150	31	49	44	26
Semiconductors Front End	**30**	170	54	37	55	25
Displays	**41**	68	37	14	6	11
Data Storage	**35**	171	48	60	43	20
Optics	**25**	91	24	21	24	22
Total	**171**	650	194	180	172	104

in CHF million	**03/31/2003**	12/31/2002
Orders received		
Semiconductors Back End (ESEC)	**18**	17
Semiconductors Front End	**63**	49
Displays	**25**	64
Data Storage	**92**	53
Optics	**31**	28
Total	**229**	209

[4] Without Materials activities divested in 2002.

Surface Technology Segment

in CHF million	2003	2002				
	Q1	Q4 YTD	Q4	Q3	Q2	Q1
Orders received	**78**	305	81	71	80	73

in CHF million	2003	2002				
	Q1	Q4 YTD	Q4	Q3	Q2	Q1
Sales	**78**	306	81	71	79	74

Components and Special Systems Segment

in CHF million	2003	2002				
	Q1	Q4 YTD	Q4	Q3	Q2	Q1
Orders received						
Leybold Vacuum	**88**	352	82	89	97	85
Contraves Space	**17**	86	30	19	27	10
Total	**106**	439	112	108	124	95

in CHF million	2003	2002				
	Q1	Q4 YTD	Q4	Q3	Q2	Q1
Sales						
Leybold Vacuum	**83**	358	92	86	95	85
Contraves Space	**32**	113	16	35	33	29
Total	**115**	471	108	121	128	114

in CHF million	03/31/2003	12/31/2002
Orders on hand		
Leybold Vacuum	**37**	31
Contraves Space	**150**	165
Total	**187**	197


unaxis
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Media Information

Disclosure of Shareholdings

Pfäffikon SZ, April 14, 2003 – We have been informed by UBS Fund Management (Switzerland) AG, P.O. Box, 4002 Basel, that the equity participation of this company in Unaxis Holding Inc., Pfäffikon SZ, amounts to 673'931 registered shares with a par value of CHF 20.- each, representing 5.117 percent of the voting rights in Unaxis Holding Inc.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-Mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-Mail investor.relations@unaxis.com

Unaxis - a world-class high technology corporation
Unaxis (SWX: UNAX) is a globally active leading provider of production systems, components and services for selected growth markets, focused on information technology and advanced industrial applications. Unaxis' activities comprise the Information Technology segment (semiconductors, flat-panel displays, data storage and optical components), Surface Technology (tool and component coating), and Components and Special Systems (vacuum technology and spacecraft engineering). Unaxis employs around 6,500 people and achieved sales of CHF 1,490 million in 2002. From corporate headquarters in Pfäffikon (SZ), Switzerland, Unaxis operates a global infrastructure that includes R&D and production facilities in Europe, North America and Asia, plus 90 sales organizations in 25 countries.